Exhibit 99.2

NICE Mobile Reach Selected by Telefónica to Provide Exceptional
Customer Service

The mobile customer care solution will enable Telefónica to engage its customers in real time by seamlessly bridging between the company’s mobile app and contact center

RA’ANANA, ISRAEL, February 19, 2013 – NICE Systems (NASDAQ: NICE) today announced that NICE Mobile Reach, a solution for mobile customer service, was selected for initial deployment by Movistar, Spain’s largest telecommunications operator and a brand of Telefónica Spain, one of the world’s foremost international communications companies. The solution will serve as a bridge between Movistar’s self-service mobile app and the contact center, engaging customers based on their intent, profile, and the context of the interaction. With NICE Mobile Reach, Movistar will increase customer engagement, improve customer satisfaction, and provide efficient and effective assisted service across channels.

NICE Mobile Reach enables Movistar customers to seamlessly transition from the mobile app to assisted service with an agent. When a customer selects this option, all information about the customer’s activities in the mobile application will be automatically transferred to the contact center and immediately displayed on the agent desktop. The Movistar agent will be able to use the interaction context to immediately start helping the customer in a highly personalized way. Multimedia collaboration options, such as image exchange, will further boost the quick and efficient resolution of the customer’s issue, improving first contact resolution rates and increasing customer satisfaction.

“We believe that our outstanding customer service is a key differentiator in our market, and one way to strengthen our position is to make sure that our mobile application delivers a complete customer experience and resolution,” said Mario Soro, Director of CRM Technology at Movistar. “NICE Mobile Reach offers a unique, real-time connection between the self-service channel and the contact center, and will enable us to provide personalized and effective service to our mobile customers.”

NICE’s innovative offering will reduce the operator’s service costs by lowering the average handle times (AHT) of assisted-service interactions and by reducing the volume of assisted interactions through increased first contact resolution (FCR). Improvement in these areas further enhances the overall customer experience. This is expected to help Movistar promote its mobile app since customers will view it as a highly attractive and relevant channel for addressing all of their service needs – whether this is fulfilled through self-service or assisted service.

“Movistar’s selection of NICE Mobile Reach affirms our vision for the evolution of customer service,” said Benny Einhorn, President of NICE EMEA and Chief Marketing Officer. “More and more consumers are using their smartphones and tablets to interact with service providers, and the service they receive over these devices should reflect the lifestyle and expectations of such customers. Movistar’s customers will enjoy quicker, more effective, and highly personalized service.”

Movistar’s selection of the NICE Mobile Reach solution was facilitated by NICE partner IZO.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including those of Messer Einhorn, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.